May 11, 2011

Mr. Max A. Webb

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:

Hasbro, Inc.

Form 10-K for the year ended December 26, 2010

Filed February 23, 2011

File No. 001-06682

Definitive Proxy Statement on Schedule 14A

Filed April 6, 2011

Dear Mr. Webb:

This letter is written in response to the comments contained in your letter dated April 27, 2011 relating to the Annual Report on Form 10-K of Hasbro, Inc. (the “Company”) for the fiscal year ended December 26, 2010 and the Company’s Definitive Proxy Statement on Schedule 14A, filed April 6, 2011.  The numbered items below correspond to the numbered comments in your letter, with the bold text representing the Securities and Exchange Commission (the “Commission”) Staff’s original comments.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 5

1.

 Please confirm that in future filings you will more specifically discuss each director's specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company on an individual basis. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05.

Response

We acknowledge the Staff’s comment.  In future filings, the Company will more specifically discuss each director’s specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as director for the Company on an individual basis.

Market Compensation Checks, page 25

2.

We note that you benchmark compensation for your named executive officers using certain surveys, and that within these surveys you focus in part on “companies in the general industry category with total annual revenues ranging from $3 billion to $6 billion.”  Please confirm that in future filings you will name these companies or advise.

Response

We acknowledge the Staff’s comment.  In future filings, the Company will disclose whether it engages in any benchmarking of total compensation, or any material element of compensation, to, either in whole or in part, base, justify or provide a framework for a compensation decision.  If the Company engages in such benchmarking, the Company will identify, if applicable, its component companies.  In accordance with Compliance and Disclosure Interpretation Question 118.05, the Company understands that benchmarking does not include reviewing or considering a broad-based survey for a more general purpose, such as to obtain a general understanding of current compensation practices.

Further we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings mentioned above;

•

Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our response or would like to discuss the contents of this letter, please do not hesitate to contact me at (401) 727-5500 or Jeffrey Barkan, Senior Vice President and Corporate Controller, at (401) 431-8652.

Sincerely,

/s/ Deborah Thomas

Deborah Thomas

Senior Vice President and Chief Financial Officer

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